SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 November 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 November 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

 Notification of Major Interest in Shares

London, UK; Brentwood, TN, US; 20 November 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that, on 19 November 2008, the following notification of interest in the ordinary share capital of the Company was received from Aviva plc.

1. Reason for the notification (please tick the appropriate box or boxes)
A disposal voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
2. Full name of person(s) subject to the notification obligation:	Aviva plc & its subsidiaries
3. Full name of shareholder(s) (if different from 2.):

Registered Holder:

BNY Norwich Union Nominees Limited
 5,959,368*

Chase GA Group Nominees Limited
19,321,240*

Chase Nominees Limited
879,543*

CUIM Nominee Limited
4,366,418*

Vidacos Nominees Limited
65,125*

*denotes direct interest

BNP Paribas - London
636,429

Chase Nominees Limited
3,065,451

State Street Nominees Limited
9,428,137

Vidacos Nominees Limited
1,603,080

4. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 November 2008
5. Date on which issuer notified:	19 November 2008
6. Threshold(s) that is/are crossed or reached:	13% to 12% Change at Combined Interest level
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB0007029209	45,971,166	45,971,166	30,591,694	30,591,694	14,733,097	8.73%	4.20%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
45,324,791	12.93%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The voting rights are managed and controlled by Aviva Investors Global Services Limited, with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

  Aviva plc (Parent Company)

  Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)

  Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)

  Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Proxy Voting:
9. Name of the proxy holder:	See Section 3
10. Number of voting rights proxy holder will cease to hold:
11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:	Figures are based on a revised total number of voting rights of 350,427,481

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit   www.protherics.com